To: Securities and Exchange Commission

Division of Corporation Finance Office of Transportation and Leisure

From: Andrei Stoukan (United Express Inc.)

Amendment No.2 to Registration Statement on Form S-1/A1

Dear SEC representatives:

We have provided amendment to Form S1/A1 filing on October 15, 2018 and our responses below to your letter dated October 31, 2018, file # 333-227194

Question

Prospectus Cover, page 1

1. We note your response to our prior comment 3 and reissue in part. Please refer to the third paragraph on the cover page of the prospectus. As this appears to be a selling shareholder offering, please remove the references to the offering being self-underwritten, with no minimum purchase requirement, and it being a best effort offering, or advise.

Response

We have deleted whole third paragraph on the cover page of the prospectus as lost the meaning.

Question

2. We note your response to comment 4 and we re-issue the comment. Please revise the cover page to indicate that the selling shareholders will sell at a price of $.50 per share until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices.

Response

We have revised the first paragraph on the cover page by added the sentence below:

The selling shareholders will sell at a price of $.50 per share until our shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices.

Question

Business Summary, page 5

3. We note the disclosure added on page 6 concerning revenue generated from four companies. Please briefly expand your disclosure to explain what goods or services you provided to earn this revenue, what equipment you used and how you were able to accomplish this with only one employee, Mr. Stoukan.

Response

We have organized the logistics services to generate this revenue. We worked with 5 Independent Contractors which physically provide these transportation services and they are not our employees. Mostly these were the auto parts.

Question

Competitive Business Conditions, page 22

4. We note your response to our prior comment 10 and reissue. Please explain to us how investors will invest in the units described here. Also explain what you mean by investors will be able to get back some of the initial investment, and how this will operate. As part of your response, please explain how the units will be offered to investors or customers.

Response

Here is a unique opportunity when we offer to our future investors to protect their investment as we previously explained on page 21(first paragraph). We thinking that investment in start up company it is a risk lost the capital and to be protective, investors wants to have the possibilities to control how we spend their funds. That’s why if one investor pays $50,000 we going to buy one cargo van Mercedes Sprinter 2500 and put it on a road for work. Here is a lien title for this unit on one year. Based on table on page 20 we expect $25,800 profit from one van during a year. Investor release lien from title after get back $25,800.

Question

Recent Sales of Unregistered Securities, page 42

5. We note your response to our prior comment 13 and reissue the comment in part. Please revise to also indicate the section of the Securities Act or rule under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response

We have added the paragraph below under Recent Sales of Unregistered Securities.

The Company relied upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, which provides a statutory exemption for "transactions by an issuer not involving any public offering."  The Company sold these shares of restricted common stock directly to friends and family of management, and such sales did not involve any general solicitation or advertisement.

Question

Signatures, page 44

6. We note your response to our prior comment 14 and reissue the comment in part. In the second signature block, please also indicate the individual signing in the capacity of chief executive officer.

Response

We have added Andrei Stoukan’s Chief Executive Officer signature on page 43 in second signature block.

Question

Report of Independent Registered Accounting Firm, page F-1

7. As previously requested, please revise the independent auditor's report pursuant to the guidance in AS 3101 https:pcaobus.org/standards/auditing/pages/AS3101.aspx.

Examples of the wording to be used in the opinion, are provided therein.

Response

The independent auditor's report was revised.

Question

8. We note the revisions made to refer to the proper periods in the auditor's report, however, please revise any references to the statement of operations, changes in stockholder's equity and cash flows to "the years ended June 30, 2017 and 2018" to "the periods from June 23, 2017 through June 30, 2017, and from July 1, 2017 through June 30, 2018".

Accordingly, any financial statements appearing in the filing that include the full year of operations, should begin on the day following the end of the partial period, i.e. on July 1, 2017, instead of June 30, 2017, since that day is already included in the previous period of the financial statements.

Response

We have revised all references to the statement of operations, changes in stockholder's equity and cash flows to "the years ended June 30, 2017 and 2018" to "the periods from June 23, 2017 through June 30, 2017, and from July 1, 2017 through June 30, 2018".

Question

Exhibit 23.1, page F-100

9. Please revise to refer to the full year of operations as the year from July 1, 2018 through June 30, 2018.

Response

Exhibit 23.1 was revised.

Question

Exhibits

10. We note your response to comment 15. Please refer to Staff Legal Bulletin 19 (October 16, 2011) Section II.B.3.b., available on our website at www.sec.gov. Please provide a valid opinion as to Nevada Law.

Response

The new valid opinion as to Nevada Law was provided.

Question

General

11. We note your response to our prior comment 1. We further note you included as correspondence a document entitled "Strategic Business and Marketing graphics" with your response letter on Edgar. Please explain to us if you intend to use these materials, and how you may have used those materials so far. We may have further comment once we review your response.

Response

We prepared this graphics as our business vision for private investors if we are not able to raise capital and do not have enough assets for business development.

Question

12. We note your response to comment 2. Please confirm that you have not used written materials to solicit potential investors in your offering. If you have used written materials for this purpose, please file those materials with your next amendment.

Response

We confirm, that we have not used written materials to solicit potential investors in our offering.

Sincerely,

Andrei Stoukan United Express Inc.

November 8, 2018